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EXHIBIT 99.2

                        PROMISSORY NOTE
Amount: US$200,000.00 (the "Principal Sum")

FOR VALUE RECEIVED, Verida Internet Corp. (the "Promissor"), a Nevada corporation with business offices located at 50 California Street, Suite 1500, San Francisco, California, hereby promises to pay in full on or before August 16, 2000 (the "Repayment Date") the Principal Sum plus all accrued interest in lawful money of the United States to McLellan Investments Ltd. (the "Promisee), a British Columbia corporation with an address at 350-6165 Highway
17. Delta, British Columbia. The Principal Sum will bear an effective interest rate of 8% per annum, the interest will accrue from the effective date of this note to the Repayment Date, inclusive, and will be payable on the Repayment Date. The Promissor may repay the Principal Sum plus all accrued interest early without penalty. Payment will be made to the Promissee at the Promisee's address aforesaid.

The Promissor hereby waives presentment, notice of dishonour, and notice of protest of this Promissory Note.

Dated, with effect, at the City of San Francisco, California.
this 16th day of August 1999.

                              VERIDA INTERNET CORP.

                              BY: /s/ Michael Hinshaw
                                   Michael Hinshaw, President